Exhibit 99.3

Notification of Directors’ Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

Imperial Tobacco Group PLC was today advised by Mr Derek Bonham that, following his recent divorce, he no longer has an interest in the 6,868 ordinary shares of 10 pence each in the Company owned by his ex-wife.

Consequently Mr Bonham now has an aggregate Companies Act interest in 124,600 ordinary shares.

T M Williams – Deputy Company Secretary

16 December 2004